SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

23ANDME HOLDING CO.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

90138Q306
(CUSIP Number)

ABEEC 2.0, LLC
171 Main Street, Suite 259
Los Altos, California 94022
THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED
Trustee Anne Wojcicki
171 Main Street, Suite 259
Los Altos, California 94022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Graham Robinson
Chadé Severin
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116

November 12, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1.	Names of Reporting Persons ABeeC 2.0, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,931,692 (1)(2)(3) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,931,692 (1)(3) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,931,692 (3) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6% (4)
14.	Type of Reporting Person OO

(1)
The ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED (the “Trust”) is the sole member of ABeeC 2.0, LLC (the “LLC”) and Anne Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) of 23andMe Holding Co. (the “Issuer”) held by the LLC.

(2)	The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
(3)
Represents shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is convertible into shares of Class A Common Stock on a share-for-share basis.

(4)
Based upon (a) 19,011,874 shares of Class A Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2024 filed on Form 10-Q with the Securities and Exchange Commission (“SEC”) on November 12, 2024, and (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC.

1.	Names of Reporting Persons THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,931,692 (1)(2)(3) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,931,692 (1)(3) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,931,692 (3) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6% (4)
14.	Type of Reporting Person OO

(1)
Represents shares of Class B Common Stock held by the LLC. The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC.

(2)	The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
(3)
Represents shares of the Issuer’s Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. The Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(4)
Based upon (a) 19,011,874 shares of Class A Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2024 filed on Form 10-Q with the SEC on November 12, 2024, and (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC.

1.	Names of Reporting Persons Anne Wojcicki
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 514,922 (1)
	8.	Shared Voting Power 5,056,692 (2)(3)(4)(5)(6) (see Item 5)
	9.	Sole Dispositive Power 514,922 (1)
	10.	Shared Dispositive Power 5,056,692 (2)(3)(5)(6) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,571,614 (1)(2)(6) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 22.8% (7)
14.	Type of Reporting Person IN

(1)
Includes (a) 54,713 shares of Class A Common Stock held directly by Ms. Wojcicki, (b) 456,301 stock options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, and (c) 3,908 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof.

(2)
Includes indirect beneficial ownership of (a) 4,931,692 shares of Class B Common Stock held by the LLC and (b) 125,000 shares of Class A Common Stock held by The Anne Wojcicki Foundation (“AWF”), for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

(3)
The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC.

(4)	The LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
(5)	Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 125,000 shares of Class A Common Stock held by AWF.
(6)
Includes 4,931,692 shares of the Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.

(7)
Based upon (a) 19,011,874 shares of Class A Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2024 filed on Form 10-Q with the SEC on November 12, 2024, (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC, (c) 456,301 shares of Class A Common Stock issuable upon the exercise of options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, and (d) 3,908 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof.

Explanatory Note
This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of 23andMe Holding Co., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on June 25, 2021, as amended by Amendment No. 1 filed on April 17, 2024, Amendment No. 2 filed on July 31, 2024, Amendment No. 3 filed on September 11, 2024, Amendment No. 4 filed on September 18, 2024, Amendment No. 5 filed on September 30, 2024, and Amendment No. 6 filed on October 29, 2024 (collectively, the “Initial Schedule 13D”, and as amended and supplemented by this Amendment No. 7, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings ascribed to them in the Schedule 13D.
This Amendment No. 7 is being filed to update the percent of Class A Common Stock owned by the Reporting Persons as a result of the Issuer’s disclosure of the outstanding number of shares of Class A Common Stock in its Quarterly Report for the quarterly period ended September 30, 2024 filed on Form 10-Q with the SEC on November 12, 2024.
ITEM 5.	Interest in Securities of Issuer.
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:
(a) The LLC is the record and beneficial owner of 4,931,692 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 20.6% of outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock.
The Trust is the sole member of the LLC and therefore may be deemed to beneficially own the 4,931,692 shares of Class B Common Stock held by the LLC, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 20.6% of the outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock.
Ms. Wojcicki is the sole trustee of the Trust and the President and Chairman of the Board of AWF. Accordingly, Ms. Wojcicki may be deemed the beneficial owner of an aggregate of 5,571,614 shares of Class A Common Stock, consisting of: (a) 54,713 shares of Class A Common Stock held directly by Ms. Wojcicki, (b) 456,301 stock options held directly by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, (c) 3,908 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof, (d) 4,931,692 shares of Class B Common Stock held by the LLC, which may be converted into the number of shares of Class A Common Stock, and (e) 125,000 shares of Class A Common Stock held by AWF, representing beneficial ownership of 22.8% of the outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock; provided, however, the foregoing amounts include Ms. Wojcicki’s indirect ownership of (i) 4,931,692 shares of Class B Common Stock held by the LLC and (ii) 125,000 shares of Class A Common Stock held by AWF, for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

The calculation of the Class A Common Stock beneficial ownership percentages in this Item 5 are based upon (a) 19,011,874 shares of Class A Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer's Quarterly Report for the quarterly period ended September 30, 2024 filed on Form 10-Q with the SEC on November 12, 2024, and (b) any shares of Class A Common Stock issuable upon the conversion, exercise and/or vesting of Class B Common Stock, stock options, restricted stock units or other convertible securities held by each Reporting Person (including any such securities that have vested or will vest within sixty days of the date hereof), as applicable. The calculation of the Class B Common Stock beneficial ownership percentages are based upon 7,106,123 shares of Class B Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer's Quarterly Report for the quarterly period ended September 30, 2024 filed on Form 10-Q with the SEC on November 12, 2024.
By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement on Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
(b) The LLC, the Trust (as the sole member of the LLC), and Ms. Wojcicki (as the sole trustee of the Trust) have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC. Additionally, the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 125,000 shares of Class A Common Stock held by AWF. AWF is a 501(c)(3) non-profit organization; its address is 171 Main Street, Suite 259, Los Altos, California 94022. During the last five years, AWF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, AWF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Ms. Wojcicki has sole power to vote and dispose, or direct the disposition, of the securities reported herein as directly held by her.
(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Schedule 13D is true, complete, and correct.
Dated: November 12, 2024

ABeeC 2.0, LLC

By:	/s/ Ryan Batenchuk
Name: Ryan Batenchuk
Title: Manager

THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED

By:	/s/ Anne Wojcicki
Name: Anne Wojcicki
Title: Trustee

Anne Wojcicki

/s/ Anne Wojcicki